Exhibit 1

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-

That, as at 28 August 2020, being the last day of trading that month, the Company’s issued share capital consisted of 2,294,232,157 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 28 August 2020, the Company held 162,348,794 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Sophie Kerr
Assistant Secretary
British American Tobacco p.l.c.

1 September 2020